(d)(13)(i)

June 1, 2009

Attention: Erin Brenner

Schroder Investment Management North America, Inc.

875 Third Avenue

New York, NY 10022

Dear Sir or Madam:

Pursuant to Section 6 of the Sub-Advisory Agreement dated December 17, 2007 between ING Investments, LLC and Schroder Investment Management North America, Inc., as amended (the “Agreement”), we hereby notify you of our intention to modify the sub-advisory fees payable to Schroder Investment Management North America, Inc. for ING International SmallCap Multi-Manager Fund (the “Fund”), effective June 1, 2009, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule A of the Agreement. The Amended Schedule A, which indicates the annual sub-advisory fee for the Fund, is attached hereto.

Please signify your acceptance to the modified sub-advisory fees, with respect to the Fund, by signing below.

Very Sincerely,

/s/ Todd Modic
Todd Modic
Senior Vice President
ING Investments, LLC

ACCEPTED AND AGREED TO:
Schroder Investment Management North America, Inc.

By:	/s/ Mark A. Hemenetz
Name:	Mark A. Hementz
Title:	Authorized Signatory, Duly Authorized

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Investments, LLC

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA, INC.

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets of the Series managed by Sub-Adviser)

ING International SmallCap Multi-Manager Fund	0.60 % on first $300 million; 0.55% thereafter

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